UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL RECEIVES LENDERS’ APPROVAL ON WAIVERS AND AMENDMENTS TO CREDIT FACILITIES

Moscow, Russia – April 4, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces reaching an agreement with an international syndicate of lender banks on getting approval for waivers and amendments to certain major credit facilities.
Mechel’s talks with over 25 leading international and Russian banks regarding some financial covenants our subsidiary Mechel Mining expected to breach under its US$ 1 billion pre-export facility due to uncertain market conditions and a period of decline in market prices for its products, were successfully completed in a very short time.
Lenders reconfirmed their long-standing and full support through their agreement to the waivers and changes to financial covenants for 2013, as well as certain changes to the financial covenants. The changes to these parameters will increase Mechel Group's financial and operational flexibility, which is important considering volatility on key financial and commodity markets.
“The international bank syndicate’s decision once again confirms their high trust in Mechel Group as a quality borrower despite volatility on our key markets. By their agreement, the lenders demonstrated Mechel their support for its development strategy, where ongoing deleveraging measures are a key part. It must also be noted that the agreement with the international lender bank syndicate will enable the Group to continue implementing several key large-scale investment projects announced earlier, aimed at consolidating its leading positions in mining and steelmaking,” Mechel OAO’s Chief Financial Officer
Stanislav Ploschenko said.

***
Mechel OAO
Anton Lapin
Tel: +7 495 221-88-88
antonlapin@mechel.ru
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 4, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO